UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Pearson Announces Alison Dolan and Alex Hardiman as Non-Executive Directors

LONDON - 10 May 2023 - Pearson plc, the world's leading learning company, today announces the appointments of Alison Dolan and Alex Hardiman as independent Non-Executive Directors, with effect from 1 June 2023. Both bring significant leadership experience in high profile and respected digital brands, helping to further the strong momentum of Pearson's own digital, lifelong learning strategy.

Alison is the Chief Financial Officer at Rightmove plc, a position she has held since September 2020. She brings to the Board extensive commercial and operational finance experience, specifically in digital businesses. Prior to Rightmove, she held several senior financial positions at Sky plc, including Group Treasurer, Director of Finance and was the Deputy Managing Director at Sky Business. She later moved to News UK to serve as the Chief Strategy Officer at the forefront of the business's digital transformation.

Alex currently serves as the New York Times' Chief Product Officer where she oversees the company's News, Cooking, Games and Audio products that power its digital business. Alex previously spent a decade at The New York Times in several product leadership roles before leaving for Facebook in 2016 where she served as Head of News Products, overseeing news experiences for Facebook consumers and publishers. Alex also spent time at The Atlantic as their Chief Business and Product Officer where she relaunched the company's consumer offerings and subscription model.

Omid Kordestani, Pearson Chair, said: "I'm thrilled to welcome Alison and Alex to the Pearson Board at this exciting and transformational time. They bring deep expertise in digital and consumer products, which will help us execute on our strategic ambitions and expand our growth potential. In addition, Alison and Alex complement the existing depth of experience on our Board and their knowledge will serve us well as Pearson continues its consumer and digital journey."

Alison Dolan said: "Pearson plays an important role in improving society through lifelong learning. I'm impressed with both its impact on the world and the growing momentum behind the company. I believe my experience in finance and digital business is a good fit for Pearson and that I can contribute to the progress that is already underway."

Alex Hardiman said: "I am excited to combine my own digital experience with Pearson's purpose to add life to a lifetime of learning. Drawing on my expertise in media, technology, product development and subscription growth, I look forward to helping Pearson deepen its relationship with consumers and further capitalise on the tremendous opportunity in digital learning."

There is no further information to be declared in accordance with LR 9.6.13.

 ---ENDS---

About Pearson

At Pearson, our purpose is simple: to add life to a lifetime of learning. We believe that every learning opportunity is a chance for a personal breakthrough. That's why our c.20,000 Pearson employees are committed to creating vibrant and enriching learning experiences designed for real-life impact. We are the world's leading learning company, serving customers in c.200 countries with digital content, assessments, qualifications, and data. For us, learning isn't just what we do. It's who we are.

For more information visit us at pearsonplc.com and connect with Pearson on Twitter and LinkedIn.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 10 May 2023
By: /s/ NATALIE WHITE

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Natalie White
Deputy Company Secretary